

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2014

<u>Via U.S. Mail</u>
Pericles DeAvila
Principal Executive Officer
Sector 10, Inc.
222 South Main Street, 5th Floor
Salt Lake City, Utah 84101

> **Re:** **Sector 10, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed July 15, 2013**
> **File No. 0-24370**

Dear Mr. DeAvila:

We issued comments on the above captioned filing on March 6, 2014. On April 8, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Ta Tanisha Meadows at (202) 551-3322 or me at (202) 551-3344 if you have any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief